UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On March 23, 2026, WF Holding Limited (the “Company”) held an Extraordinary General Meeting of Members (the “Meeting”). At the Meeting, a total of 17,211,837 ordinary shares of the Company were represented in person or by valid proxies, which represented 68.3% of the ordinary shares outstanding as of the record date, March 9, 2026, constituting a quorum.

Shareholders voted on one proposal at the Meeting. The proposal is described in detail in the proxy statement included in the Company’s Form 6-K furnished on March 10, 2026, the relevant portions of which are incorporated herein by reference. The final results for the votes regarding the proposal are set forth below.

Proposal 1: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution, that:

(a)	the Board is hereby authorized to implement one or more share consolidations of the Company’s issued and unissued ordinary shares of par value $0.00005 each within two (2) years after the date of passing of these resolutions at a ratio as the Board may determine from time to time in its absolute discretion; provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1-for-250 (each, a “Share Consolidation”);

(b)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from a Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation;

(c)	the transfer agent and share registrar of the Company by and is hereby authorized to update the listed register of members of the Company as may be necessary to reflect a Share Consolidation; and

(d)	the registered office provider of the Company by and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with a Share Consolidation.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
17,203,320	8,517	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026	WF HOLDING LIMITED

/s/ Chee Hoong Lew
Name: Chee Hoong Lew
Title: Chief Executive Officer

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